SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                CINAR CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)


                Class B Limited Voting Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    171905300
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                           Patrick W.D. Turley, Esq.,
          1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3364
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 19, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------- ---------------------------------------------------------------
                NAME OF REPORTING PERSON
                SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      1         McElvaine Investment Management Ltd.
                N/A
--------------- ---------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

--------------- ---------------------------------------------------------------
      3         SEC USE ONLY

--------------- ---------------------------------------------------------------
      4         SOURCE OF FUNDS
                OO

--------------- ---------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

--------------- ---------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                Canada

------------------------- --------- -------------------------------------------
       NUMBER OF             7      SOLE VOTING POWER
         SHARES                     2,138,000
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH


------------------------- --------- -------------------------------------------
                             8      SHARED VOTING POWER
                                    0


------------------------- --------- -------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             9      2,138,000


------------------------- --------- -------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             10     0


--------------- ---------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,138,000


--------------- ---------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES                                    [ ]
     12

--------------- ---------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13        6.15%


--------------- ---------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                CO, IA
--------------- ---------------------------------------------------------------

--------------- ---------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Hakuna Matata Holdings Ltd.
                N/A

--------------- ---------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  [ ](a) [ ] (b)

--------------- ---------------------------------------------------------------
      3         SEC USE ONLY

--------------- ---------------------------------------------------------------
      4         SOURCE OF FUNDS
                OO

--------------- ---------------------------------------------------------------
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
      5

--------------- ---------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                Canada

------------------------- --------- -------------------------------------------
       NUMBER OF             7      SOLE VOTING POWER
         SHARES                     0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH


------------------------- --------- -------------------------------------------
                             8      SHARED VOTING POWER
                                    2,138,000


------------------------- --------- -------------------------------------------
                             9      SOLE DISPOSITIVE POWER
                                    0

------------------------- --------- -------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             10     2,138,000


--------------- ---------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,138,000


--------------- ---------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              [ ]
      12

--------------- ---------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13        6.15%


--------------- ---------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                HC
--------------- ---------------------------------------------------------------

--------------- ---------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Tim McElvaine
                N/A

--------------- ---------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)

--------------- ---------------------------------------------------------------
      3         SEC USE ONLY

--------------- ---------------------------------------------------------------
      4         SOURCE OF FUNDS
                OO

--------------- ---------------------------------------------------------------
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
      5

--------------- ---------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                Canada

------------------------- --------- -------------------------------------------
       NUMBER OF             7      SOLE VOTING POWER
         SHARES                     0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH


------------------------- --------- -------------------------------------------
                             8      SHARED VOTING POWER
                                    2,138,000


------------------------- --------- -------------------------------------------
                             9      SOLE DISPOSITIVE POWER
                                    0

------------------------- --------- -------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             10     2,138,000


--------------- ---------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,138,000


--------------- ---------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              [ ]

--------------- ---------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.15%

--------------- ---------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                IN
--------------- ---------------------------------------------------------------

--------------- ---------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Cundill Investment Research Ltd.
                N/A

--------------- ---------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ](a)  [ ](b)

--------------- ---------------------------------------------------------------
      3         SEC USE ONLY

--------------- ---------------------------------------------------------------
      4         SOURCE OF FUNDS
                OO

--------------- ---------------------------------------------------------------
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
      5


--------------- ---------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                Canada

------------------------- --------- -------------------------------------------
       NUMBER OF             7      SOLE VOTING POWER
         SHARES                     0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH


------------------------- --------- -------------------------------------------
                             8      SHARED VOTING POWER
                                    2,138,000


------------------------- --------- -------------------------------------------
                             9      SOLE DISPOSITIVE POWER
                                    0

------------------------- --------- -------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             10     2,138,000


--------------- ---------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,138,000


--------------- ---------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              [ ]
      12

--------------- ---------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.15%

--------------- ---------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                CO, IA
--------------- ---------------------------------------------------------------

--------------- ---------------------------------------------------------------
      1         NAME OF REPORTING PERSON
                SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                The Peter Cundill Trust
                N/A

--------------- ---------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  [ ](a) [ ](b)

--------------- ---------------------------------------------------------------
      3         SEC USE ONLY

--------------- ---------------------------------------------------------------
      4         SOURCE OF FUNDS
                OO

--------------- ---------------------------------------------------------------
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
      5

--------------- ---------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                Bermuda

------------------------- --------- -------------------------------------------
       NUMBER OF             7      SOLE VOTING POWER
         SHARES                     0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH


------------------------- --------- -------------------------------------------
                             8      SHARED VOTING POWER
                                    2,138,000


------------------------- --------- -------------------------------------------
                             9      SOLE DISPOSITIVE POWER
                                    0

------------------------- --------- -------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             10     2,138,000


--------------- ---------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,138,000

--------------- ---------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              [ ]

--------------- ---------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.15%

--------------- ---------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                OO
--------------- ---------------------------------------------------------------

ITEM 1. Security and Issuer.

     This Statement relates to the shares of Class B Limited Voting Common Stock, ("Shares"), of CINAR Coporation (the "Company"). The address of the Company is 1055 Rene-Levesque Blvd. E, Suite 800, Montreal, Quebec Canada H2L4S5.

ITEM 2. Identity and Background.

     This Statement is being filed by McElvaine Investment Management Ltd., a Canadian corporation ("MIML"), Hakuna Matata Holdings, Ltd., a Canadian holding company, ("HM Holdings"), Tim McElvaine, a Canadian citizen ("McElvaine"), Cundill Investment Research Ltd., a Canadian corporation ("CIR") and The Peter Cundill Trust, a trust organized under the laws of Bermuda ("Trust"). (MIML, HM Holdings, McElvaine, CIR and Trust, are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons"). Further information regarding the identity and background of the Reporting Persons is as follows:

     A.   MIML

          (1) MIML is an investment advisor organized under the laws of Canada. Its address is:

                    200-1100 Melville Street
                    Vancouver, B.C. V6E 4A6

               The officers of MIML are:

               Name                               Office

               Tim McElvaine                      President

          (2) The business or residence address, citizenship, and present principal occupation of MIML's officers and directors are as follows:

               Name:                             Tim McElvaine
               Position:                         President and Director
               Business Address:                 200-1100 Melville Street
                                                 Vancouver, B.C. V6E 4A6
               Citizenship:                      Canadian
               Principal Occupation:             Investment Manager

          (3) CIR and HM Holdings are each affiliated persons of MIML based upon their ownership interest in MIML. Information as required by this Item 2 is furnished in Part B and Part D of this Item 2.

     B.   HM Holdings.


          (1) HM Holdings is a Canadian holding company. Its address is:

                   200-1100 Melville Street
                   Vancouver, B.C. V6E 4A6

              The officers of HM Holdings are:

                  Name                               Office

                  Tim McElvaine                      President

          (2) The names of the officers and directors are as follows (the business or residence address, citizenship and present principal occupation of each individual as required by this Item 2 are provided in Part A of this Item 2):

               Name:                              Tim McElvaine
               Position:                          President and Director
               Business Address:                  200-1100 Melville Street
                                                  Vancouver, B.C. V6E 4A6
               Citizenship:                       Canadian
               Principal Occupation:              Investment Manager

          (3) McElvaine is a controlling person of HM Holdings. Information as required by this Item 2 is furnished in Part C of this Item 2.

     C.   McElvaine.

     The business or residence address, citizenship, and present principal occupation of McElvaine and other information as required by this Item 2 are furnished in Part A of this Item 2.

     D.   CIR


          (1) CIR is a Canadian corporation. Its address is:

                   200 - 1100 Melville Street
                   Vancouver, BC  V6E 4A6

              The officers of CIR are:

                  Name                               Office

                  Andrew C. Parkinson                President
                  David Briggs                       Vice President
                  Alan Pasnik                        Vice President
                  Maureen J. Crocker                 Secretary

          (2) The names of the officers and directors are as follows:

               Name:                          Andrew C. Parkinson
               Position:                      President and Director
               Business Address:              200 - 1100 Melville Street
                                              Vancouver, B.C. V6E 4A6
               Citizenship:                   Canadian
               Principal Occupation:          Investment Management Executive

               Name:                          David Briggs
               Position:                      Vice President
               Business Address:              200 - 1100 Melville Street
                                              Vancouver, B.C. V6E 4A6
               Citizenship:                   Canadian
               Principal Occupation:          Investment Manager

               Name:                          Alan Pasnik
               Position:                      Vice President
               Business Address:              200 - 1100 Melville Street
                                              Vancouver, B.C. V6E 4A6
               Citizenship:                   Canadian
               Principal Occupation:          Investment Manager

               Name:                          Maureen J. Crocker
               Position:                      Secretary and Director
               Business Address:              200 - 1100 Melville Street
                                              Vancouver, B.C. V6E 4A6
               Citizenship:                   Canadian
               Principal Occupation:          Investment Management Executive

               Name:                          F. Peter Cundill
               Position:                      Director
               Business Address:              200 - 1100 Melville Street
                                              Vancouver, B.C. V6E 4A6
               Citizenship:                   Canadian
               Principal Occupation:          Investment Manager

               Name:                          Tim McElvaine
               Position:                      Director
               Business Address:              200 - 1100 Melville Street
                                              Vancouver, B.C. V6E 4A6
               Citizenship:                   Canadian
               Principal Occupation:          Investment Manager

               Name:                          Margaret Vrabel
               Position:                      Director
               Business Address:              200 - 1100 Melville Street
                                              Vancouver, B.C. V6E 4A6
               Citizenship:                   Canadian
               Principal Occupation:          Investment Management Executive

               (3) Trust is an affiliated person of CIR based upon its ownership interest in CIR. Information as required by this Item 2 is furnished in Part E of this Item 2.

     E.   Trust.

          (1) Trust is a trust organized under the laws of Bermuda . Its address is:

                               c/o John R. Talbot
                                  15 Alton Hill
                                Southampton SN 01
                                     Bermuda

     F.   Proceedings.

     During the last five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the executive officers, directors or controlling persons of any Reporting Person have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to any civil, judicial or administrative proceeding as a result of which any Reporting Person or such executive officer, director or controlling person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

     The Shares herein reported as being beneficially owned by the Reporting Persons were acquired by MIML directly acting solely on behalf of its investment advisory clients. MIML purchased a total of 2,138,000 Shares in open-market purchases for an aggregate consideration of $ 6,098,853.50 (exclusive of brokerage commissions). To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

     Individually, neither MIML, HM Holdings, McElvaine, CIR, or Trust, nor any of the investment advisory clients of MIML beneficially owns 5% or more of the Shares. Due to the investment management services provided by MIML to its investment advisory clients, MIML could be deemed a beneficial owner of all Shares purchased in the transactions described in subitems (1) and (2) above.

     All dollar amounts are in United States dollars.

ITEM 4. Purpose of Transactions.

     MIML initiated its purchase of the Shares shortly after the Company's Annual Meeting of Shareholders that was held on April 29, 2002, at which a new slate of Directors for the Company was elected. MIML decided to purchase the shares primarily because: (1) it had determined that the Company now had a Board of Directors that it could place its confidence in and (2) it had determined that it could now trust the Company's financial statements.

     MIML has acquired the Shares for investment purposes on behalf of its investment advisory clients and it will continue to analyze its investment in the Company on an ongoing basis. As part of this investment analysis process, MIML reserves the right to engage in discussions with management of the Company and with third parties that may have an interest in the business and affairs of the Company in order to monitor its investment and consider possible strategic alternatives. While MIML currently holds the Shares for investment purposes only and not for purposes of effectuating a change in control of the Company or its current management, MIML may elect to add to or reduce its holdings in the Company at any time as circumstances warrant.

ITEM 5. Interest in Securities of the Issuer.

     The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:


Shares Deemed to be                                                              Percentage
Beneficially Owned By:                   Nature of Ownership                      of Class
----------------------                   -------------------                      ---------
(A)      MIML:

               2,138,000           Sole Voting and Sole Dispositive Power (1)        6.15%

                                                                                     6.15%
(B)      HM Holdings:

               2,138,000           Shared Voting and Shared Dispositive              6.15%
                                   Power  (2)
                                                                                     6.15%
(C)      McElvaine:

               2,138,000           Shared Voting and Shared Dispositive              6.15%
                                   Power  (3)
                                                                                     6.15%
(D)      CIR:

               2,138,000           Shared Voting and Shared Dispositive              6.15%
                                   Power  (4)
                                                                                     6.15%
(E)      Trust:

               2,138,000           Shared Voting and Shared Dispositive              6.15%
                                   Power  (5)
                                                                                     6.15%

--------------------

1. Such Shares are owned by investment advisory clients of MIML. By reason of its investment advisory relationship with such clients, MIML (as between itself and its clients) has sole voting and sole dispositive power over such Shares. The economic interest in such Shares is held by such clients.

2. HM Holdings, because it owns a controlling portion of the outstanding stock of MIML, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

3. McElvaine, because he owns a controlling portion of the outstanding stock of HM Holdings, which owns a controlling portion of the outstanding stock of MIML, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

4. CIR, because it is an affiliated person of MIML based upon its ownership interest in MIML, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

5. Trust, because it owns a controlling portion of the outstanding stock of CIR, which is an affiliated person of MIML based upon its ownership interest in MIML, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.



     TRANSACTIONS

     No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof during the last 60 days, except the following transactions, each of which was made in connection with a transferrable rights offering with respect to the Company's Shares.

        Reporting                    Sale/                                        No. of               Price Per
          Person                   Purchase               Date                    Shares                 Share
--------------------------- ------------------------ ---------------- --------------------------- -----------------------
MIML on behalf of                  Purchase               5/3/02                 182,000                 $2.96
its advisory clients
MIML on behalf of                  Purchase               5/6/02                  42,500                 $2.96
its advisory clients
MIML on behalf of                  Purchase               5/7/02                  14,000                 $2.98
its advisory clients
MIML on behalf of                  Purchase               5/8/02                  10,000                 $3.00
its advisory clients
MIML on behalf of                  Purchase               5/9/02                  13,000                 $3.00
its advisory clients
MIML on behalf of                  Purchase              5/10/02                  15,000                 $3.10
its advisory clients
MIML on behalf of                  Purchase              5/13/02                   9,000                 $3.08
its advisory clients
MIML on behalf of                  Purchase              5/16/02                   5,500                 $3.05
its advisory clients
MIML on behalf of                  Purchase              5/17/02                   9,000                 $3.10
its advisory clients
MIML on behalf of                  Purchase              5/22/02                   7,000                 $3.05
its advisory clients
MIML on behalf of                  Purchase              5/23/02                  13,500                 $3.03
its advisory clients
MIML on behalf of                  Purchase              5/24/02                  10,000                 $2.95
its advisory clients
MIML on behalf of                  Purchase              5/28/02                   5,500                 $2.95
its advisory clients
MIML on behalf of                  Purchase              5/29/02                  30,000                 $2.95
its advisory clients
MIML on behalf of                  Purchase               6/3/02                   2,500                 $2.95
its advisory clients
MIML on behalf of                  Purchase               6/4/02                  52,500                 $2.95
its advisory clients
MIML on behalf of                  Purchase               6/5/02                 864,000                 $2.95
its advisory clients
MIML on behalf of                  Purchase              6/26/02                 300,000                 $2.75
its advisory clients
MIML on behalf of                  Purchase              6/27/02                   7,500                 $2.75
its advisory clients
MIML on behalf of                  Purchase               7/2/02                   3,500                 $2.65
its advisory clients
MIML on behalf of                  Purchase              7/11/02                   7,000                 $2.60
its advisory clients
MIML on behalf of                  Purchase              7/15/02                  22,500                 $2.60
its advisory clients
MIML on behalf of                  Purchase              7/19/02                 490,000                 $2.60
its advisory clients
MIML on behalf of                  Purchase              7/25/02                  22,500                 $2.25
its advisory clients


ITEM 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

     None.

ITEM 7. Materials Filed as Exhibits.

        The following exhibits are attached hereto:

        Exhibit 1 -  Power of Attorney for McElvaine Investment Management Ltd.

        Exhibit 2 -  Power of Attorney for Hakuna Matata Holdings, Ltd.

        Exhibit 3 -  Power of Attorney for Tim McElvaine

        Exhibit 4 -  Power of Attorney for Cundill Investment Research Ltd.

        Exhibit 5 -  Power of Attorney for The Peter Cundill Trust

                                   SIGNATURES

     The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Statement on Schedule 13D.

                                         MCELVAINE INVESTMENT MANAGEMENT LTD.


Date:  July 29, 2002                     By: /s/ Patrick W.D. Turley
                                         --------------------------------------
                                         Patrick W.D. Turley
                                         Attorney-in-Fact*


                                         HAKUNA MATATA HOLDINGS LTD.


Date:  July 29, 2002                     By: /s/ Patrick W.D. Turley
                                         --------------------------------------
                                         Patrick W.D. Turley
                                         Attorney-in-Fact*


                                         TIM MCELVAINE


Date:  July 29, 2002                     By: /s/ Patrick W.D. Turley
                                         --------------------------------------
                                         Patrick W.D. Turley
                                         Attorney-in-Fact*


                                         CUNDILL INVESTMENT RESEARCH LTD.


Date:  July 29, 2002                     By: /s/ Patrick W.D. Turley
                                         --------------------------------------
                                         Patrick W.D. Turley
                                         Attorney-in-Fact*


                                         THE PETER CUNDILL TRUST


Date:  July 29, 2002                     By: /s/ Patrick W.D. Turley
                                         --------------------------------------
                                         Patrick W.D. Turley
                                         Attorney-in-Fact*


*Pursuant to Power of Attorney filed herein.

                          JOINT FILING AGREEMENT AMONG
       MCELVAINE INVESTMENT MANAGEMENT LTD., HAKUNA MATATA HOLDINGS LTD.,
  TIM MCELVAINE, CUNDILL INVESTMENT RESEARCH LTD, AND THE PETER CUNDILL TRUST

     Whereas, in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act"), only one joint Statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or amendments thereto is filed on behalf of each of them:

     NOW, THEREFORE, the parties hereto agree as follows:

     McElvaine Investment Management Ltd., Hakuna Matata Holdings Ltd., Tim McElvaine, Cundill Investment Research Ltd., and The Peter Cundill Trust do hereby agree, in accordance with Rule 13d-1(k)(1) under the Act, to file a statement on Schedule 13D relating to their ownership of the Common Stock of CINAR Corporation and do hereby further agree that said statement shall be filed on behalf of each of them.


                                         MCELVAINE INVESTMENT MANAGEMENT LTD.


Date:  July 29, 2002                     By: /s/ Patrick W.D. Turley
                                         --------------------------------------
                                         Patrick W.D. Turley
                                         Attorney-in-Fact*


                                         HAKUNA MATATA HOLDINGS LTD.


Date:  July 29, 2002                     By: /s/ Patrick W.D. Turley
                                         --------------------------------------
                                         Patrick W.D. Turley
                                         Attorney-in-Fact*


                                         TIM MCELVAINE


Date:  July 29, 2002                     By: /s/ Patrick W.D. Turley
                                         --------------------------------------
                                         Patrick W.D. Turley
                                         Attorney-in-Fact*


                                         CUNDILL INVESTMENT RESEARCH LTD.


Date:  July 29, 2002                     By: /s/ Patrick W.D. Turley
                                         --------------------------------------
                                         Patrick W.D. Turley
                                         Attorney-in-Fact*


                                         THE PETER CUNDILL TRUST


Date:  July 29, 2002                     By: /s/ Patrick W.D. Turley
                                         --------------------------------------
                                         Patrick W.D. Turley
                                         Attorney-in-Fact*


*Pursuant to Power of Attorney filed herein.

                                POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Patrick W.D. Turley, Robert Helm, David J. Harris, Erin G. Wagner and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him in his name, place and stead, to sign any and all documents and materials of each type applicable to McElvaine Investment Management Ltd. and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, or the securities administrator of any jurisdiction, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


Date:        July 26, 2002                      /s/  Tim McElvaine
                                                ------------------
                                                Tim McElvaine

                                POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Patrick W.D. Turley, Robert Helm, David J. Harris, Erin G. Wagner and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him in his name, place and stead, to sign any and all documents and materials of each type applicable to Hakuna Matata Holdings Ltd. and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, or the securities administrator of any jurisdiction, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Date:        July 26, 2002                      /s/  Tim McElvaine
                                                ------------------
                                                Tim McElvaine

                                POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Patrick W.D. Turley, Robert Helm, David J. Harris, Erin G. Wagner and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him in his name, place and stead, to sign any and all documents and materials of each type, and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, or the securities administrator of any jurisdiction, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof..



Date:        July 26, 2002                      /s/  Tim McElvaine
                                                ------------------
                                                Tim McElvaine

                                POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Patrick W.D. Turley, Robert Helm, David J. Harris, Erin G. Wagner and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him in his name, place and stead, to sign any and all documents and materials of each type applicable to Cundill Investment Research Ltd. and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, or the securities administrator of any jurisdiction, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



Date:        July 26, 2002                      /s/  Andrew C. Parkinson
                                                ------------------------
                                                Andrew C. Parkinson

                                POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Patrick W.D. Turley, Robert Helm, David J. Harris, Erin G. Wagner and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him in his name, place and stead, to sign any and all documents and materials of each type applicable to The Peter Cundill Trust and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, or the securities administrator of any jurisdiction, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


Date:        July 26, 2002                      /s/  John R. Talbot
                                                -------------------
                                                John R. Talbot